Exhibit 99.1

NEWS RELEASE
Richmont Mines Inc., 1501 McGill College Avenue, Suite 2930, Montreal, QC H3A 3M8 Canada

IMMEDIATE RELEASE

RICHMONT MINES REPORTS IMPROVED REVENUE AND NET INCOME IN THE FIRST QUARTER OF 2010

  Q1 2010 earnings of $1.8 million, or $0.07 per share

  Drilling exploration hits 73.54 g/t Au over 7.0 metres at the Cripple Creek property

  Richmont announces intention to acquire outstanding 30% of Louvem Mines Inc.

  Strong financial position: $23.3 million in cash and cash equivalents at March 31, 2010, up $2.2 million from year-end 2009

  10,000 metre drilling campaign announced for Wasamac property

MONTREAL, Quebec, Canada, May 7, 2010 - Richmont Mines Inc. (TSX - NYSE Amex: RIC), (“Richmont” or the “Company”) today announced financial and operational results for its first quarter ended March 31, 2010. Financial results are based on Canadian GAAP and dollars are reported in Canadian currency, unless otherwise noted.

Revenue for the first quarter of 2010 was $20.0 million, up slightly from revenues of $19.9 million in the first quarter of 2009. A total of 15,841 ounces of gold were sold at an average price of US$1,105 (CAN$1,149) per ounce in the current quarter, versus gold sales of 16,614 ounces and an average realized sales price of US$990 (CAN$1,131) per ounce in the same period last year. Total precious metals revenue declined slightly to $18.2 million, from $18.8 million in the first quarter of 2009, a reflection of the 5% decline in the number of gold ounces sold, slightly mitigated by a 2% increase in the average selling price per ounce in Canadian dollars.

Including royalties, operating costs totalled $13.7 million in the first quarter of 2010, up slightly from $13.5 million in the comparable period last year, reflecting a 16% increase in total processed tonnage. The average cash cost per ounce of gold sold rose to US$830 (CAN$863) in the first quarter, from US$712 (CAN$813) in the first quarter of 2009, as efficiencies realized as a result of higher tonnage were offset by lower recovered grades at both operating mines. While the cash cost increased 17% in US dollar terms, this increase was significantly less pronounced at 6% in the Company’s reporting currency, Canadian dollars, reflecting the impact of a weakening US dollar versus the Canadian dollar.

Exploration and project evaluation costs totalled $0.8 million in the first quarter of 2010, down from the $1.2 million spent in the same period last year. The Company recorded exploration tax credits of $0.4 million during the current quarter, compared with $0.3 million in the comparable period of 2009. On a segmented basis, exploration costs were approximately $0.3 million at the Beaufor Mine, $0.5 million at the Island Gold Mine and about $0.4 million on other properties during the current quarter.

Net earnings for the first quarter of 2010 increased 23% to $1.8 million, or $0.07 per share, compared with net earnings of $1.4 million, or $0.05 per share, in the first quarter of 2009.

RICHMONT MINES REPORTS IMPROVED REVENUE AND NET INCOME IN THE FIRST QUARTER OF 2010
May 7, 2010

First Quarter News

Cripple Creek
The Company launched a first phase drilling program on the Cripple Creek property in early February 2010, a key exploration asset in Richmont’s portfolio that is located west of the Timmins Gold Camp in Ontario. The program was completed in April 2010, and included a total of 4,530 metres over 11 holes. Of particular interest was Hole CC-10-45 in Zone 16, which identified a very promising intercept of 73.54 g/t Au (20.71 g/t Au cut at 30 g/t Au) over a core length of 7.0 metres at a vertical depth of 250 metres, which included 193.24 g/t Au over 1.0 metre, 222.42 g/t Au over 1.0 metre, 44.18 g/t Au over 1.0 metre, and 22.49 g/t Au over 1.0 metre. Favourable results were also confirmed in Hole CC-10-46, namely 22.76 g/t Au over 0.5 metres at a vertical depth of 130 metres. The true width of this mineralized zone has not yet been determined. As the preliminary drilling results confirmed favourable gold mineralization on this property, the Company expects to expand exploration efforts on this asset in the near future. Additional details regarding drilling results on this property can be found in the press release entitled “Richmont Mines hits 73.54 g/t Au over 7 metres at its Cripple Creek property” released on April 12, 2010. Complete results from this drilling campaign will be available before the end of the second quarter.

Wasamac
Richmont Mines similarly announced plans to begin a 10,000 metre drilling program on its 100%-owned Wasamac property in May 2010, as a result of the favourable gold price and resumption of activities at its nearby Francoeur Mine. Located 15 km west of Rouyn-Noranda, Quebec, this property produced 252,923 ounces of gold between 1965 and 1971. The drilling campaign will include approximately 20 holes, and will mainly target the extension of known zones within the Wasa Shear, in order to increase resource levels and verify mineralization continuity. Drilling results are anticipated by the beginning of the fourth quarter of 2010, after which Richmont will reassess the resources of the Wasamac Gold Project with a lower cut-off grade approach. Please see the press release entitled “Richmont Mines announces a 10,000 metre surface drilling program on its Wasamac Property”, published on April 8, 2010 for additional details.

Proposed Louvem Acquisition
Richmont Mines also announced its intention to proceed with a transaction to acquire the 30% of the issued and outstanding shares of Louvem Mines Inc. (“Louvem”), (TSX Venture Exchange: LOV) that are not currently owned by Richmont. Under the proposed transaction, Louvem shareholders would receive one Richmont share for each 5.4 shares of Louvem held. The transaction remains subject to the approval of the Board of Directors of Louvem, regulatory approvals, the execution of definitive documentation and approval by Louvem shareholders. Richmont expects to issue approximately 1.4 million shares if the proposed transaction is completed. Additional details regarding this transaction are detailed in the press release entitled “Richmont Mines Inc. announces intention to acquire Louvem Mines Inc.”, released on March 31, 2010. Louvem Mines will hold its Annual and Special Shareholder Meeting on June 18, 2010 in Montreal.

Francoeur Mine
Work is progressing well at the Francoeur Gold Project, with 13 out of the mine’s 17 levels dewatered as of the end of the first quarter. Drift excavation and underground mine preparation work is expected to begin once dewatering of the mine has been completed in the second quarter. Work in the first three months of the year utilized approximately $1.8 million out of this property’s 2010 capital expenditure budget of $10.0 million. The mine is on schedule to begin production in mid-2011, with an annual estimated production rate of 35,000 Au ounces for an initial mine life of four years.

RICHMONT MINES REPORTS IMPROVED REVENUE AND NET INCOME IN THE FIRST QUARTER OF 2010
May 7, 2010

Strong Cash Position and Solid Capital Structure
Cash and cash equivalents totalled $23.3 million at March 31, 2010, up $2.2 million over the December 31, 2009 year-end level of $21.1 million. The cash equivalents included $8.6 million of term deposits with high level credit ratings and $14.7 million in cash deposited in a major Canadian chartered bank. The Company invested a total of $3.5 million in property, plant and equipment, $1.5 million of which was spent at the Island Gold Mine, $0.7 million at the Beaufor Mine, and the outstanding $1.3 million at the Francoeur Mine. Richmont Mines has working capital of $25.1 million and only 26.1 million shares outstanding, and continues to have no long-term debt obligations and no hedging contracts.

Island Gold Mine
	Three months ended
	March 31, 2010	March 31, 2009

Tonnes	67,735	51,028
Head grade (g/t)	5.37	6.85
Gold recovery (%)	93.49	94.39
Recovered grade (g/t)	5.02	6.47
Ounces sold	10,938	10,613
Cash cost per ounce (US$)	834	732

Investment in property, plant and equipment (thousands of CAN$)	1,485	1,291
Exploration expenses (thousands of CAN$)	484	368

Deferred development (metres)	634	437

Diamond drilling (metres)
Definition	-	3,566
Exploration	7,922	-

During the first quarter of 2010, the Island Gold Mine processed 67,735 tonnes of ore, a notable 33% improvement over the 51,028 tonnes of ore processed in the first quarter of 2009, reflecting heightened productivity levels at the mine and at the on-site mill, which attained daily output in excess of 700 tonnes per day in the current quarter. While total tonnage improved notably year-over-year, the cash cost per ounce produced rose to US$834 (CAN$867) in the current quarter, from US$732 (CAN$836) last year. This was primarily due to a lower average recovered grade of 5.02 g/t in the quarter, versus 6.47 g/t in the prior year, which stemmed from lower than expected grades in approximately 25% of the stopes mined during the current quarter. The Company is addressing this unanticipated shortfall through more selective stope design. The Island Gold Mine sold a total of 10,938 ounces of gold at an average price of US$1,110 (CAN$1,154) in the first quarter of 2010, versus gold sales of 10,613 ounces at an average price of US$994 (CAN$1,135) per ounce in the comparable period last year.

RICHMONT MINES REPORTS IMPROVED REVENUE AND NET INCOME IN THE FIRST QUARTER OF 2010
May 7, 2010

Beaufor Mine
	Three months ended
	March 31, 2010	March 31, 2009

Tonnes	25,262	29,463
Head grade (g/t)	6.15	6.47
Gold recovery (%)	98.16	97.86
Recovered grade (g/t)	6.04	6.34
Ounces sold	4,903	6,001
Cash cost per ounce (US$)	821	677

Investment in property, plant and equipment (thousands of CAN$)	698	209
Exploration expenses (thousands of CAN$)	296	806

Deferred development (metres)	600	91

Diamond drilling (metres)
Definition	10,808	4,119
Exploration	1,832	5,976

A total of 25,262 tonnes were processed from the Beaufor Mine at an average recovered grade of 6.04 g/t in the first quarter of 2010, in line with expectations. This compared to 29,463 tonnes at an average recovered grade of 6.34 g/t in the comparable period of 2009. Total cash cost per ounce produced rose to US$821 (CAN$854) in the current quarter, from US$677 (CAN$773) in the prior year, a reflection of lower tonnage, a lower average recovered grade, and higher mining costs associated with increased development needed to access the mining areas. A total of 4,903 ounces of gold were sold in the first quarter of 2010 at an average price of US$1,096 (CAN$1,140), in line with the Company’s annual sales target for this mine of 20,000 ounces of gold. This was compared to 6,001 ounces of gold sold at an average price of US$984 (CAN$1,124) in the comparable period of 2009. In addition to processing production from the Beaufor Mine, the Company’s 100%-owned Camflo Mill processed 45,134 tonnes of custom milling in the first quarter of 2010, up from 27,869 tonnes in the first quarter of 2009.

Outlook
Commenting on the first quarter, Mr. Martin Rivard, President and CEO of Richmont Mines commented, “We had an eventful first quarter. Not only did drilling on our Cripple Creek property reaffirm the exploration potential of this property, but we also announced an upcoming drilling campaign on the Wasamac property, in addition to announcing our intention to acquire the outstanding 30% of Louvem Mines that we don’t already own. Operationally, while recovered grades were lower than planned, we did see some positive trends at our mines. At Island Gold, for instance, throughput rates at the mill were well above last year’s levels, highlighting that the improvements put in place in 2009 are paying off. While recovered grades at this mine were disappointing in the quarter, due to several mined stopes with lower than expected grades, our cost per tonne during the quarter came in at $140, only slightly above our annual target of $135. We remain confident that grade levels will improve going forward, and we continue to anticipate strong production from this mine in 2010 and beyond.” He continued: “At Beaufor, recovered grades were below expectations and we also did more development in the quarter to access the ore zones, and as a result cash costs were higher. However, on a gold sales basis, we are essentially on track to meet our annual goal for this mine of 20,000 ounces of gold sales. Nonetheless, we continue to assess our mining methods in order to reach identified target zones more efficiently.”

RICHMONT MINES REPORTS IMPROVED REVENUE AND NET INCOME IN THE FIRST QUARTER OF 2010
May 7, 2010

Mr. Rivard concluded, “Going forward, we will continue to focus our efforts on reducing production costs at both operating mines while maximising our exploration efforts. We will also continue to evaluate potential acquisition and partnership opportunities to grow our reserve base and increase our production profile for the future.”

Annual and Special General Meeting
The Company will hold its Annual Meeting on Thursday, May 13, 2010 in the Duluth conference room at the Fairmont Queen Elizabeth Hotel at 9:00 am. The hotel is located at 900 René-Lévesque Boulevard West, in Montreal, Quebec. The annual meeting presentation will also be available on Richmont Mines’ website.

Preliminary Short Form Base Shelf Prospectus
Richmont announces its intention to file shortly with the securities regulators in certain of the provinces of Canada, a preliminary short form base shelf prospectus for the issuance of up to $25 million of common shares, warrants, subscription receipts and units (the "Securities"'). Subject to regulatory approval, the Securities may be offered from time to time, during a twenty-five-month period for which the short form base shelf prospectus will remain valid.

The Securities that may be offered under the base shelf prospectus have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws. Accordingly, the Securities may not be offered or sold in the United States or to U.S. persons (as defined in Regulation S under the U.S. Securities Act) unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available. This press release does not constitute an offer to sell or a solicitation of an offer to buy any of the Securities that may be offered under the base shelf prospectus within the United States or to U.S. persons.

Martin Rivard
President and Chief Executive Officer

About Richmont Mines Inc.
The Company has produced over 1,000,000 ounces of gold from its operations in Quebec, Ontario and Newfoundland since beginning production in 1991. With extensive experience in gold exploration, development and mining, the Company is well positioned to cost-effectively build its North American reserve base through a combination of organic growth, strategic acquisitions and partnerships. Richmont routinely posts news and other important information on its website (www.richmont-mines.com).

Forward-Looking Statements
This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words "estimate", "project", "anticipate", "expect", "intend", "believe", "hope", "may" and similar expressions, as well as "will", "shall" and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made. The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenue and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be set out in Richmont Mines' Annual Information Form, Annual Reports and periodic reports.

Regulation 43-101
The geological data in this news release has been reviewed by Mr. Daniel Adam, Geo., Ph.D, Exploration Manager, an employee of Richmont Mines Inc., and a qualified person as defined by Regulation 43-101.

RICHMONT MINES REPORTS IMPROVED REVENUE AND NET INCOME IN THE FIRST QUARTER OF 2010
May 7, 2010

Cautionary Note to U.S. Investors Concerning Resource Estimates
The resource estimate in this news release is prepared in accordance with Regulation 43-101 adopted by the Canadian Securities Administrators. The requirements of Regulation 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”). In this news release, we use the terms “measured”, “indicated” and “inferred” resources. Although these terms are recognized and required in Canada, the SEC does not recognize them. The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that constitute “reserves”. Under United States standards, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally extracted at the time the determination is made. United States investors should not assume that all or any portion of a measured or indicated resource will ever be converted into “reserves”. Further, “inferred resources” have a great amount of uncertainty as to their existence and whether they can be mined economically or legally, and United States investors should not assume that “inferred resources” exist or can be legally or economically mined, or that they will ever be upgraded to a higher category.

For more information, please contact:

Investor Relations:	Media Contact:
Jennifer Aitken	Marco Wingender
RICHMONT MINES INC.	EDELMAN Public Relations
Phone: 514 397-1410	Phone: 514 844-6665 extension 240
E-mail: jaitken@richmont-mines.com	E-mail: marco.wingender@edelman.com

Ticker symbol: RIC
Listings: TSX – NYSE Amex
Website: www.richmont-mines.com

FINANCIAL STATEMENTS FOLLOW.

RICHMONT MINES REPORTS IMPROVED REVENUE AND NET INCOME IN THE FIRST QUARTER OF 2010
May 7, 2010

EXPLORATION AND PROJECT EVALUATION
	Three months ended
	March 31, 2010	March 31, 2009
	$	$

Exploration costs – Mines
Beaufor Mine	296	806
Island Gold Mine	484	368

	780	1,174

Exploration costs – Other properties
Francoeur / Wasamac properties	71	192
Cripple Creek property	188	12
Other properties	25	6
Project evaluation	116	101

	1,180	1,485

Exploration tax credits	(404)	(267)

	776	1,218

RICHMONT MINES REPORTS IMPROVED REVENUE AND NET INCOME IN THE FIRST QUARTER OF 2010
May 7, 2010

FINANCIAL DATA
		Three-month period ended March 31,
	CAN$	2010	2009

Results (in thousands of $)
Revenue		19,962	19,903
Net earnings		1,764	1,433
Cash flow from operations		5,208	3,051

Results per share ($)
Net earnings basic and diluted		0.07	0.05

Basic weighted average number of common shares outstanding (thousands)		26,111	26,105

Average selling price of gold per ounce		1,149	1,131
Average selling price of gold per ounce (US$)		1,105	990

	March 31, 2010	December 31, 2009

Financial position (in thousands of $)
Total assets	89,972	85,230
Working capital	25,054	24,936
Long-term debt	-	-

sales and production data

Three-month period ended March 31,

Ounces of gold

				Cash cost

Year

Sales

Production

(per ounce sold)

US$

CAN$

Island Gold Mine	2010	10,938	9,529	834	867
	2009	10,613	9,506	732	836
Beaufor Mine	2010	4,903	5,635	821	854
	2009	6,001	4,851	677	773
Total	2010	15,841	15,164	830	863
	2009	16,614	14,357	712	813

Average exchange rate used for 2009: US$1 = CAN$1.1420

2010 estimated exchange rate: US$1 = CAN$1.040

RICHMONT MINES REPORTS IMPROVED REVENUE AND NET INCOME IN THE FIRST QUARTER OF 2010
May 7, 2010

CONSOLIDATED STATEMENTS OF EARNINGS
	(in thousands of Canadian dollars)
(Unaudited)	Three months ended
	March 31, 2010	March 31, 2009
	$	$

REVENUE
Precious metals	18,207	18,790
Other	1,755	1,113

	19,962	19,903

EXPENSES
Operating costs	13,218	13,086
Royalties	452	418
Custom milling	953	717
Administration	1,038	919
Exploration and project evaluation	776	1,218
Accretion expense - asset retirement obligations	70	69
Depreciation and depletion	1,555	1,355
Gain on disposal of assets	(489)	(2)

	17,573	17,780

EARNINGS BEFORE OTHER ITEMS	2,389	2,123

MINING AND INCOME TAXES	602	589

	1,787	1,534

MINORITY INTEREST	23	101

NET EARNINGS	1,764	1,433

NET EARNINGS PER SHARE
basic and diluted	0.07	0.05

BASIC AND DILUTED WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (thousands)	26,111	26,105

See accompanying notes to consolidated financial statements available on SEDAR (www.sedar.com).

RICHMONT MINES REPORTS IMPROVED REVENUE AND NET INCOME IN THE FIRST QUARTER OF 2010
May 7, 2010

CONSOLIDATED BALANCE SHEETS
	(in thousands of Canadian dollars)
	March 31, 2010	December 31, 2009
	$	$
	(Unaudited)	(Audited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	23,339	21,139
Shares of publicly-traded companies	675	741
Accounts receivable	1,593	1,213
Mining and income taxes receivable	1,210	1,500
Exploration tax credits receivable	1,752	1,348
Inventories	7,268	7,360

	35,837	33,301

DEPOSITS RESTRICTED	106	106

PROPERTY, PLANT AND EQUIPMENT	54,029	51,823

	89,972	85,230
LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued charges	9,204	7,130
Mining and income taxes payable	1,579	1,235

	10,783	8,365

ASSET RETIREMENT OBLIGATIONS	5,998	5,928

MINORITY INTEREST	2,009	1,986

FUTURE MINING AND INCOME TAXES	1,250	976

	20,040	17,255
SHAREHOLDERS’ EQUITY
Capital stock	64,723	64,675
Contributed surplus	6,344	6,133
Deficit	(1,025)	(2,789)
Accumulated other comprehensive income	(110)	(44)

	69,932	67,975

	89,972	85,230

See accompanying notes to consolidated financial statements available on SEDAR (www.sedar.com).

RICHMONT MINES REPORTS IMPROVED REVENUE AND NET INCOME IN THE FIRST QUARTER OF 2010
May 7, 2010

CONSOLIDATED STATEMENTS OF CASH FLOW
	(in thousands of Canadian dollars)
(Unaudited)	Three months ended
	March 31, 2010	March 31, 2009
	$	$

CASH FLOW FROM OPERATING ACTIVITIES
Net earnings	1,764	1,433
Adjustments for:
Depreciation and depletion	1,555	1,355
Stock-based compensation	225	101
Accretion expense - asset retirement obligations	70	69
Gain on disposal of assets	(489)	(2)
Minority interests	23	101
Future mining and income taxes	274	323

	3,422	3,380

Net change in non-cash working capital items	1,786	(329)

	5,208	3,051

CASH FLOW USED IN INVESTING ACTIVITIES
Restricted cash	-	12
Property, plant and equipment – Island Gold Mine	(1,485)	(1,291)
Property, plant and equipment – Beaufor Mine	(698)	(209)
Property, plant and equipment – Francoeur Project	(1,300)	-
Other property, plant and equipment	(92)	(103)
Disposal of assets	533	8

	(3,042)	(1,583)

CASH FLOW FROM (USED IN) FINANCING ACTIVITIES
Issue of common shares	34	14
Redemption of common shares	-	(60)

	34	(46)

Net increase in cash and cash equivalents	2,200	1,422

Cash and cash equivalents, beginning of period	21,139	26,021

Cash and cash equivalents, end of period	23,339	27,443

See accompanying notes to consolidated financial statements available on SEDAR (www.sedar.com).